Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS THIRD QUARTER 2022 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – THIRD QUARTER 2022

●	Revenue increased 30.2% (or 23.1% organically) to $521.3 million
●	Adjusted EBITDA was $274.7 million and Adjusted EBITDA margin was 52.7%
●	Loss for the period was $52.5 million
●	Cash from operations was $294.2 million
●	Recurring Levered Free Cash Flow (“RLFCF”) was $91.4 million
●	Capital expenditures were $174.1 million
●	Raise 2022 guidance for revenue by $20.0 million, Adjusted EBITDA by $10.0 million, and RLFCF by $10.0 million at the mid-point and reiterate 2022 capital expenditures (“capex”) guidance

London, United Kingdom, November 15, 2022. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the third quarter ended September 30, 2022.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We had a strong quarter driven by continued secular demand, plus incremental recurring revenue and a one-time catch-up payment after reaching agreement on certain contractual terms with a Key Customer. While resolution including the one-time catch-up payment had already been assumed in guidance, we expected this to occur in 4Q 2022 opposed to this quarter. Based largely on the strong secular demand as well as additional upside from power revenue and lower withholding taxes, and despite a $11.1 million FX headwind vs. rates previously assumed in guidance, we are raising our 2022 guidance for revenue, Adjusted EBITDA, and RLFCF.

During the quarter we also extended the maturity on our $270.0 million Group revolving credit facility from 2023 to 2025, and more recently in October 2022 we signed a new $600.0 million Three-Year Bullet-Term Loan with which we have repaid the $280.0 million bridge facility and the $75.6 million USD tranche of our Nigerian credit facility. The remaining proceeds will initially be left undrawn and can be used for general corporate purposes. The new bullet-term loan will reduce our interest expense in 2023 and 2024, push out maturities and provide incremental capacity. We appreciate in today’s macro environment it is important to be prudent and that having a strong balance sheet is critical. Furthering this point, as of September 30, 2022, our leverage remained at 3.1x or the low-end of our 3x-4x target.

In addition, on October 24, 2022, we announced our Carbon Reduction Roadmap (CRR). The CRR provides a comprehensive strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kWh emissions intensity of our tower portfolio by ~50% by 2030. Under Project Green, the next significant step of our CRR, we expect to spend $214.0 million in capex towards these efforts between 2022 and 2024, including $110.0 million in 2022, and to deliver annual RLFCF savings of $77.0 million in 2025. This in turn is expected to generate an implied return on investment of 30%. We subsequently raised our 2022 capex guidance to $645-685 million (from $545-585 million), as we also narrowed the original range based on actual spend YTD.”

RESULTS FOR THE THIRD QUARTER 2022

The table below sets forth select unaudited financial results for the quarters ended September 30, 2022 and September 30, 2021:

	Three months ended
	September 30,	September 30,	Y on Y
	2022	2021	Growth
	$’000	$’000%

Revenue	521,317	400,547	30.2
Adjusted EBITDA(1)	274,653	219,718	25.0
Loss for the period	(52,478)	(30,447)	(72.4)
Cash from operations	294,190	205,672	43.0
RLFCF(1)	91,400	73,575	24.2

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.

Results for the three months ended September 30, 2022 versus 2021

During the third quarter of 2022, revenue was $521.3 million compared to $400.5 million for the third quarter of 2021, an increase of $120.8 million, or 30.2%. Organic growth was $92.4 million, or 23.1%, driven primarily by power indexation, escalations, lease amendments, foreign exchange resets and new colocations, as well as fiber and new sites. Revenue for the third quarter of 2022 also included $18.0 million of non-recurring revenue as a result of reaching agreement on certain contractual terms with a Key Customer in Nigeria. Aggregate inorganic revenue growth was $52.4 million, or 13.1%, for the third quarter of 2022 driven by I-Systems, GTS SP5 Acquisition, Stages 4 and 5 of the Kuwait Acquisition and the MTN South Africa Acquisition. The increase in the period was partially offset by the non-core impact of negative movements in foreign exchange rates of $24.0 million, or 6.0%.

Adjusted EBITDA was $274.7 million for the third quarter of 2022 compared to $219.7 million for the third quarter of 2021. Adjusted EBITDA margin for the third quarter of 2022 was 52.7% (third quarter of 2021: 54.9%). The increase in Adjusted EBITDA primarily reflects the increase in revenue discussed above including the non-recurring revenue, partially offset by an increase in cost of sales resulting from higher diesel costs in 2022 largely due to the current situation between Russia and Ukraine, and an increase in maintenance and repair costs alongside an increase in administrative expenses associated with being a public company.

Loss for the period was $52.5 million for the third quarter of 2022 compared to loss of $30.4 million for the third quarter of 2021. The loss for the period reflects the impact of an increase in net finance costs mainly due to an increase in realized and unrealized foreign exchange losses on financing, an increase in interest expense and the fair value loss on embedded options within the bonds due to the rise in treasury rates since the end of 2021 and market sentiment driven by events such as the current situation between Russia and Ukraine. The loss for the period is also due to an increase in cost of sales, including higher diesel costs and increased administrative expenses associated with being a public company, offset by the increase in revenue as discussed above and an increase in deferred income tax credit.

Cash from operations and RLFCF for the third quarter of 2022 were $294.2 million and $91.4 million, respectively, compared to $205.7 million and $73.6 million, respectively, for the third quarter of 2021. The increase in cash from operations primarily reflects the aggregate impact of the increase in revenue discussed above, including the non-recurring revenue, and net movement in working capital, partially offset by an increase in cost of sales and administrative expenses. The increase in RLFCF is due to the increase in cash from operations as described above, offset by the increase in lease and rent payments and maintenance capital expenditures.

Segment results

Revenue and Segment Adjusted EBITDA:

Revenue and Segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, for each of our reportable segments were as follows:

	Revenue			Adjusted EBITDA
	Three months ended			Three months ended
	September 30,	September 30,		September 30,	September 30,
	2022	2021	Change	2022	2021	Change
	$'000	$'000%		$'000	$'000%

Nigeria	355,351	289,078	22.9	210,039	179,489	17.0
Sub-Saharan Africa	114,801	89,272	28.6	63,746	49,833	27.9
Latam	42,104	14,912	182.3	29,993	11,267	166.2
MENA	9,061	7,285	24.4	3,828	3,249	17.8
Other	—	—	—	(32,953)	(24,120)	(36.6)
Total	521,317	400,547	30.2	274,653	219,718	25.0

Nigeria

Revenue for our Nigeria segment increased by $66.3 million, or 22.9%, to $355.4 million for the third quarter of 2022, compared to $289.1 million for the third quarter of 2021. Revenue increased organically by $83.0 million, or 28.7%, driven primarily by an increase in escalations, power indexation, $18.0 million of non-recurring revenue as a result of reaching agreement on certain contractual terms with a Key Customer, as well as Lease Amendments, foreign exchange resets, new sites, colocation and fiber. The increase in organic revenue was partially offset by the non-core impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $16.7 million or 5.8%. Year on year, within our Nigeria segment, Tenants increased by 601, including 656 from new sites, offset by 521 churned, while Lease Amendments increased by 3,620. The movement in Lease Amendments includes the reduction of 1,444 lease amendments during the quarter that are billed variably based on power consumption rather than a recurring use fee.

Segment Adjusted EBITDA for our Nigeria segment was $210.0 million for the third quarter in 2022 compared to $179.5 million for the third quarter of 2021, an increase of $30.6 million, or 17.0%. The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above and the decrease of regulatory permits accrual of $2.3 million due to agreement with the regulator on final regulatory fees to be paid, partially offset by the increase in cost of sales resulting from higher power generation cost and maintenance cost of $35.7 million and $1.1 million, respectively, and increase in administrative expenses within Segment Adjusted EBITDA of $4.8 million of which $2.5 million is staff costs.

Sub-Saharan Africa

Revenue for our Sub-Saharan Africa segment increased by $25.5 million, or 28.6%, to $114.8 million for the third quarter of 2022, compared to $89.3 million for the third quarter of 2021. Revenue increased organically by $2.8 million, or 3.1%, driven primarily by escalations, new sites and colocation. Revenue for our Sub-Saharan Africa segment also grew inorganically in the period by $29.7 million, or 33.3%, due to the completion of the MTN South Africa Acquisition. The increase in organic revenue was partially offset by the non-core impact of negative movements in foreign exchange rates of $7.0 million or 7.8%. Year on year, within our Sub-Saharan Africa segment, Tenants increased by 7,137, including 233 from new sites and 7,017 from the MTN South Africa acquisition in the second quarter of 2022, partially offset by 462 net churned, while Lease Amendments increased by 130.

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $63.7 million for the third quarter of 2022 compared to $49.8 million for the third quarter of 2021, an increase of $13.9 million, or 27.9%.The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above, partially offset by the increase in cost of sales resulting from higher power generation cost, maintenance, and security costs of $2.7 million, $3.6 million and $3.2 million, respectively, due to the increase in asset base and an increase in administrative expenses within Segment Adjusted EBITDA of $2.1 million, mainly as a result of an increase in staff costs of $1.1 million.

Latam

Revenue for our Latam segment increased by $27.2 million, or 182.3%, to $42.1 million for the third quarter of 2022, compared to $14.9 million for the third quarter of 2021. Revenue increased organically by $5.4 million, or 36.1%, driven primarily by an increase in escalations, fiber, new sites and colocations. Revenue for our Latam segment also grew inorganically in the period by $21.9 million, or 146.6%, due primarily to the impact of the GTS SP5 Acquisition, as well as revenue from our fiber business, I-Systems. The increase in organic revenue in the period was partially offset by the non-core impact of negative movements in foreign exchange rates of $0.1 million, or 0.4%. Year on year, within our Latam segment, Tenants increased by 3,825, including 276 from new sites, and 2,998 from our GTS SP5 Acquisition in the first quarter of 2022.

Segment Adjusted EBITDA for our Latam segment was $30.0 million for the third quarter of 2022 compared to $11.3 million for the third quarter of 2021, an increase of $18.7 million, or 166.2%. The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $3.9 million, as a result of an increase in tower repairs and maintenance and site rental due to an increase in asset base year on year, and an increase in administrative expenses of $4.6 million mainly as a result of an increase in staff costs of $3.1 million.

MENA

Revenue for our MENA segment increased by $1.8 million, or 24.4%, to $9.1 million for the third quarter of 2022, compared to $7.3 million for the third quarter of 2021. Revenue increased organically by $1.2 million or 16.2%, and grew inorganically in the period by $0.8 million, or 10.8%. Year on year, within our MENA segment, tenants increased by 285, including 102 from new sites, and 140 and 43 from the closings of the fourth (in fourth quarter of 2021) and fifth stages (in third quarter of 2022), respectively, of the Kuwait Acquisition.

Segment Adjusted EBITDA for our MENA segment was $3.8 million for the third quarter of 2022 compared to $3.2 million for the third quarter of 2021, an increase of $0.6 million, or 17.8%. The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above, partially offset by an increase in cost of sales of $0.5 million from higher power generation cost of $0.2 million and an increase in administrative expenses included within Segment Adjusted EBITDA of $0.7 million as a result of an increase in staff costs of $0.3 million and in rent expenses of $0.2 million.

INVESTING ACTIVITIES

During the third quarter of 2022, capital expenditures were $174.1 million compared to $81.6 million for the third quarter of 2021. The increase is primarily driven by increases in capital expenditure in the Nigeria, Latam and Sub-Saharan Africa segments of $46.6 million, $22.8 million and $21.9 million, respectively. The increase in Nigeria was primarily driven by increases of $18.3 million from maintenance capital expenditure and $26.6 million from other capital expenditures, primarily related to our Carbon Reduction Roadmap, partially offset by a decrease in new site capital expenditures of $4.0 million. The increase in Latam is primarily driven by our fiber business capital expenditures of $22.0 million and an increase of $4.4 million of maintenance capital expenditures due to the acquisition of I-Systems. The increase in Sub-Saharan Africa was primarily driven by an increase of $14.6 million from South Africa due to refurbishment capital expenditure associated with the recent MTN South Africa Acquisition and $4.7 million from new site capital expenditure due to the increase in new site builds in other Sub-Saharan Africa markets. Our year-to-date spend for Carbon Reduction Roadmap was $42.4 million, including $26.7 million in the third quarter of 2022.

FINANCING ACTIVITIES AND LIQUIDITY

Below is a summary of facilities we have entered in to or amended during third quarter of 2022. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on September 30, 2022.

IHS Holding (2020) Revolving Credit Facility

In September 2022, in accordance with the terms of the agreement, the IHS Holding RCF termination date was extended for a period of two years after its original termination date to 30 March 2025.

The Group ended the third quarter of 2022 with $3,764.8 million of total debt and $530.5 million of cash and cash equivalents.

FINANCING ACTIVITIES AND LIQUIDITY AFTER REPORTING PERIOD

Below is a summary of facilities we have entered in to or amended after third quarter of 2022. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on September 30, 2022.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement on October 28, 2022, (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”).

The interest rate per annum applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, arrangement fees and fees to the facility agent.

As of November 7, 2022, $370.0 million of the IHS Holding 2022 Term Loan was drawn. The majority of the proceeds of the drawdown were applied toward the prepayment of the IHS Holding Bridge Facility of $280.0 million (plus accrued interest) and the U.S. dollar tranche of the Nigeria 2019 Facility of $75.6 million (plus accrued interest and break costs). The undrawn portion can be applied toward general corporate purposes and is available for up to 12 months from the date of the agreement.

The IHS Holding 2022 Term Loan is denominated in U.S. dollars and is governed by English law.

Fiberco Soluções de Infraestrutura S.A. (“I-Systems”)

I-Systems Soluções de Infraestrutura S.A. (formerly known as Fiberco Soluções de Infraestrutura S.A.) (“I-Systems”) entered into a BRL 200.0 million (approximately $37.1 million) credit agreement, originally dated October 3, 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis) and will terminate in October 2030. The facility was fully drawn down in October 2022.

On October 13, 2022, Itaú Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $37.1 million) to the I-Systems Facility on the same terms, available in two tranches, the first to be drawn by January 31, 2023 and with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche to be drawn by March 31, 2023 and with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis). Both tranches remain undrawn. Commitment fees of between 2.00% and 2.15% p.a. are payable quarterly on undrawn amounts.

Full Year 2022 Outlook Guidance

The following full year 2022 guidance is based on a number of assumptions that management believes to be reasonable and reflect the Company’s expectations as of November 15, 2022. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s outlook includes the impact of the GTS SP5 Acquisition from March 17, 2022 onwards and includes the impact from the MTN South Africa Acquisition from May 31, 2022 onwards, including $2.0 million of power pass through revenue. Guidance does not include revenue from the Egypt operations.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 17% (previously 15%)
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2022 through December 31, 2022 for key currencies: (a) 428 Nigerian Naira; (b) 5.17 Brazilian Real (c) 0.96 Euros (d) 17.25 South African Rand
●	Build-to-suit of circa 1,350 sites (previously 1,750 sites) of which ~650 sites in Nigeria and ~300 sites in Latam. Note that we have reduced our Build-to-suit expectations in Nigeria from previously ~950 and Brazil from previously ~400 due to timing and general market conditions.

Metric	Current Range	Previous Range
Revenue	$1,905M - $1,925M	$1,885M - $1,905M
Adjusted EBITDA (1)	$1,015M - $1,035M	$1,005M - $1,025M
Recurring Levered Free Cash Flow (1)	$320M - $340M	$310M - $330M
Total Capex (2)	$645M - $685M	$545M - $585M

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and RLFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of RLFCF net movement in working capital, other non-operating expenses, and impairment of inventory.

(2) Total Capex guidance was raised on October 24, 2022 due to the announcement of our Carbon Reduction Roadmap

Conference Call

IHS Towers will host a conference call on November 15, 2022 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 664 1960 (U.S./Canada) or +44 20 3936 2999 (UK/International). The call passcode is 083385.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below:

●	UBS Global TMT Conference (New York) - December 5, 2022
●	Citi Communications, Media & Entertainment Conference (Scottsdale, AZ) – January 4, 2023

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is the largest independent multinational towerco solely focused on the emerging markets. The Company has more than 39,000 towers across its 11 markets:  Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our anticipated results for the fiscal year 2022, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current situation between Russia and Ukraine;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	reliance on third-party contractors or suppliers, including failure or underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, due to supply chain issues or other reasons;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;

●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2021.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF (LOSS)/INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	Three months period		Nine months period
	ended		ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Revenue	521,317	400,547	1,435,132	1,164,116
Cost of sales	(300,040)	(272,984)	(821,284)	(673,024)
Administrative expenses	(91,527)	(72,829)	(284,941)	(226,076)
Net reversal of loss allowance on trade receivables	1,597	994	3,397	37,614
Other income	70	56	4,207	7,112
Operating profit	131,417	55,784	336,511	309,742
Finance income	6,412	18,017	11,035	22,030
Finance costs	(231,280)	(76,717)	(570,150)	(218,069)
(Loss)/profit before income tax	(93,451)	(2,916)	(222,604)	113,703
Income tax benefit/(expense)	40,973	(27,531)	7,748	(67,544)
(Loss)/profit for the period	(52,478)	(30,447)	(214,856)	46,159
(Loss)/profit attributable to:
Owners of the Company	(46,532)	(30,022)	(205,694)	47,301
Non‑controlling interests	(5,946)	(425)	(9,162)	(1,142)
(Loss)/profit for the period	(52,478)	(30,447)	(214,856)	46,159
(Loss)/income per share—basic $	(0.14)	(0.10)	(0.62)	0.16
(Loss)/income per share—diluted $	(0.14)	(0.10)	(0.62)	0.15

Other comprehensive income:
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(52,500)	(55,186)	(42,864)	(39,130)
Other comprehensive loss for the period, net of taxes	(52,500)	(55,186)	(42,864)	(39,130)
Total comprehensive (loss)/income for the period	(104,978)	(85,633)	(257,720)	7,029

Total comprehensive (loss)/income attributable to:
Owners of the Company	(94,533)	(85,197)	(254,527)	8,012
Non‑controlling interests	(10,445)	(436)	(3,193)	(983)
Total comprehensive (loss)/income for the period	(104,978)	(85,633)	(257,720)	7,029

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

	September 30,	December 31,
	2022	2021*
	$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	2,006,757	1,714,261
Right of use assets	688,708	520,651
Goodwill	917,019	779,896
Other intangible assets	1,161,034	845,729
Fair value through other comprehensive income financial assets	10	11
Deferred income tax assets	10,938	11,064
Derivative financial instrument assets	2,150	165,100
Trade and other receivables	163,407	75,054
	4,950,023	4,111,766
Current assets
Inventories	70,073	42,021
Income tax receivable	604	128
Trade and other receivables	686,470	471,753
Cash and cash equivalents	530,468	916,488
	1,287,615	1,430,390

Total assets	6,237,638	5,542,156
LIABILITIES
Current liabilities
Trade and other payables	595,785	499,432
Provisions for other liabilities and charges	496	343
Derivative financial instrument liabilities	1,971	3,771
Income tax payable	64,101	68,834
Borrowings	709,505	207,619
Lease liabilities	74,563	50,560
	1,446,421	830,559
Non‑current liabilities
Trade and other payables	1,411	312
Borrowings	2,577,357	2,401,471
Lease liabilities	403,339	325,541
Provisions for other liabilities and charges	119,406	71,598
Deferred income tax liabilities	194,082	169,119
	3,295,595	2,968,041

Total liabilities	4,742,016	3,798,600
EQUITY
Stated capital	5,309,954	5,223,484
Accumulated losses	(3,064,339)	(2,860,205)
Other reserves	(970,819)	(842,911)
Equity attributable to owners of the Company	1,274,796	1,520,368
Non‑controlling interest	220,826	223,188
Total equity	1,495,622	1,743,556
Total liabilities and equity	6,237,638	5,542,156

* re-presented to reflect the remeasurement period adjustments in respect of updates to the accounting for the acquisition of Fiberco Soluções de Infraestrutura S.A. in November 2021

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2021	4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	—	—	—	—	611	611
Share‑based payment expense	—	—	8,706	8,706	—	8,706
Total transactions with owners of the company	—	—	8,706	8,706	611	9,317
Profit/(loss) for the period	—	47,301	—	47,301	(1,142)	46,159
Other comprehensive (loss)/income	—	—	(39,289)	(39,289)	159	(39,130)
Total comprehensive income/(loss)	—	47,301	(39,289)	8,012	(983)	7,029
Balance at September 30, 2021	4,530,870	(2,788,089)	(516,088)	1,226,693	13,844	1,240,537

Balance at January 1, 2022*	5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
NCI arising on business combination	—	—	—	—	831	831
Share‑based payment expense	—	—	10,230	10,230	—	10,230
Options converted to shares	86,470	—	(86,470)	—	—	—
Other reclassifications related to share based payment	—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the company	86,470	1,560	(79,075)	8,955	831	9,786
Loss for the period	—	(205,694)	—	(205,694)	(9,162)	(214,856)
Other comprehensive (loss)/income	—	—	(48,833)	(48,833)	5,969	(42,864)
Total comprehensive loss	—	(205,694)	(48,833)	(254,527)	(3,193)	(257,720)
Balance at September 30, 2022	5,309,954	(3,064,339)	(970,819)	1,274,796	220,826	1,495,622

* re-presented to reflect the remeasurement period adjustments in respect of updates to the accounting for the acquisition of Fiberco Soluções de Infraestrutura S.A. in November 2021

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	294,190	205,672	677,599	597,890
Income taxes paid	(6,452)	(4,780)	(46,454)	(24,166)
Payment for rent	(1,175)	(2,177)	(5,305)	(5,365)
(Payment)/refund for tower and tower equipment decommissioning	(320)	194	(178)	(55)
Net cash generated from operating activities	286,243	198,909	625,662	568,304

Cash flow from investing activities
Purchase of property, plant and equipment—capital work in progress	(94,072)	(56,503)	(220,287)	(133,748)
Purchase of property, plant and equipment—others	(27,939)	(2,427)	(64,580)	(10,603)
Payment in advance for property, plant and equipment	(51,870)	(22,251)	(139,783)	(106,543)
Purchase of software and licenses	(234)	(420)	(13,238)	(977)
Consideration paid on business combinations, net of cash acquired	(8,993)	—	(735,917)	(178,873)
Proceeds from disposal of property, plant and equipment	255	394	1,109	3,769
Insurance claims received	80	2,196	1,694	13,978
Interest income received	3,364	1,971	10,380	4,323
Deposit of short term deposits	(70,628)	—	(358,694)	—
Refund of short term deposits	10,733	—	162,316	—
Net cash used in investing activities	(239,304)	(77,040)	(1,357,000)	(408,674)

Cash flows from financing activities
Transactions with non-controlling interest	11	—	11	—
Bank loans received	118,884	8,754	834,677	87,488
Bank loans repaid	(44,184)	(46,200)	(114,211)	(106,738)
Fees on loans and derivative instruments	(3,282)	(8,693)	(12,559)	(16,788)
Interest paid	(69,070)	(70,050)	(173,739)	(143,398)
Payment for the principal of lease liabilities	(22,966)	(14,574)	(52,717)	(41,845)
Interest paid for lease liabilities	(11,543)	(8,199)	(27,763)	(22,915)
Initial margin received on non‑deliverable forwards/non-deliverable swaps	6,629	5,638	13,106	36,303
Initial margin deposited on non‑deliverable forwards/non-deliverable swaps	—	(7,533)	—	(19,436)
(Losses)/gains received on non‑deliverable forwards/non-deliverable swaps	(172)	(2,160)	(3,197)	38,044
Net cash (used in)/generated from in financing activities	(25,693)	(143,017)	463,608	(189,285)

Net increase/(decrease) in cash and cash equivalents	21,246	(21,148)	(267,730)	(29,655)
Cash and cash equivalents at beginning of period	567,298	541,644	916,488	585,416
Effect of movements in exchange rates on cash	(58,076)	(19,005)	(118,290)	(54,270)
Cash and cash equivalents at end of period	530,468	501,491	530,468	501,491

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Recurring Levered Free Cash Flow (“RLFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

We believe RLFCF is useful to investors because it is also used by our management for measuring our operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non- discretionary maintenance capital expenditures and routine corporate capital expenditures, to derive RLFCF. RLFCF provides management with a metric through which to measure how the underlying cash generation of the business by further adjusting for expenditures that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.

RLFCF measure is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an RLFCF-related performance measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the long-term, sustainable operating performance of a business. We present RLFCF to provide investors with a meaningful measure for comparing our cash generation performance to those of other companies, particularly those in our industry.

RLFCF, however, is used by different companies for differing purposes and is often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing RLFCF as reported by us to RLFCF or similar measures as reported by other companies. RLFCF is unaudited and has not been prepared in accordance with IFRS.

RLFCF is not intended to replace profit/(loss) for the period or any other measures of performance under IFRS, and you should not consider RLFCF as an alternative to cash from operations for the period or other financial measures as determined in accordance with IFRS. RLFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditures are not included;
●	some of the items that we eliminate in calculating RLFCF reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate RLFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on RLFCF.

Reconciliation from (loss)/profit for the period to Adjusted EBITDA (Unaudited)

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is (loss)/profit for the three months and nine months ended September 30, 2022 and 2021:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$'000	$'000	$'000	$'000

(Loss)/profit	(52,478)	(30,447)	(214,856)	46,159
Adjustments:
Income tax (benefit)/expense	(40,973)	27,531	(7,748)	67,544
Finance costs(a)	231,280	76,717	570,150	218,069
Finance income(a)	(6,412)	(18,017)	(11,035)	(22,030)
Depreciation and amortization	120,141	99,255	342,821	283,180
Impairment of withholding tax receivables(b)	11,422	11,714	39,141	44,398
Business combination transaction costs	3,685	3,139	17,928	9,087
Net impairment of property, plant and equipment and prepaid land (c)	3,099	41,556	1,768	44,369
Reversal of provision for decommissioning costs	—	(2,671)	—	(2,671)
Net (gain)/loss on disposal of property, plant and equipment	(134)	(94)	13,650	(1,632)
Share-based payment expense(d)	4,127	4,286	9,752	8,968
Insurance claims(e)	(70)	(35)	(1,686)	(5,437)
Listing costs	—	2,624	—	6,659
Other costs(f)	966	4,160	1,274	14,353
Other income(g)	—	—	(2,521)	(1,269)
Adjusted EBITDA	274,653	219,718	758,638	709,747
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months and nine months ended September 30, 2022 included professional costs related to SOX implementation, professional fees related to financing costs and system implementation costs. Other costs for the three months ended September 30, 2021, included non-recurring professional costs related to financing and aborted transaction costs recoveries. Other costs for the nine months ended September 30, 2021 related to non-recurring professional costs related to financing and aborted transaction costs.
(g)	Other income for the nine months ended September 30, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the nine months ended September 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.

Reconciliation from cash from operations to RLFCF (Unaudited)

The following is a reconciliation of RLFCF to the most directly comparable IFRS measure, which is cash from operations for the three months and nine months ended September 30, 2022 and 2021:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$'000	$'000	$'000	$'000

Cash from operations	294,190	205,672	677,599	597,890
Net movement in working capital	(23,214)	5,183	67,895	51,637
Net reversal of loss allowance on trade receivables	1,597	994	3,397	37,614
(Reversal of impairment)/impairment of inventory	—	—	(138)	176
Income taxes paid	(6,452)	(4,780)	(46,454)	(24,166)
Withholding tax(a)	(28,854)	(24,957)	(84,835)	(82,799)
Lease and rent payments made	(35,684)	(24,950)	(85,785)	(70,125)
Net interest paid(b)	(65,706)	(68,079)	(163,359)	(139,075)
Business combination transaction costs	3,685	3,139	17,928	9,087
Listing costs	—	2,624	—	6,659
Other costs(c)	966	4,160	1,274	14,353
Other income(d)	—	—	(2,521)	(1,269)
Maintenance capital expenditure(e)	(48,894)	(25,011)	(117,681)	(80,747)
Corporate capital expenditures(f)	(234)	(420)	(1,321)	(977)
RLFCF	91,400	73,575	265,999	318,258

Non-controlling interest	(1,461)	(579)	(5,231)	(1,513)
RLFCF excluding non-controlling interest	89,939	72,996	260,768	316,745
(a)	Withholding tax primarily includes amounts withheld by customers and amounts paid on bond interest in Nigeria which is paid to the local tax authority. The amounts withheld by customers may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months and nine months ended September 30, 2022 included professional costs related to SOX implementation, professional fees related to financing costs and system implementation costs. Other costs for the three months ended September 30, 2021, included non-recurring professional costs related to financing and aborted transaction costs recoveries. Other costs for the nine months ended September 30, 2021 related to non-recurring professional costs related to financing and aborted transaction costs.
(d)	Other income for the nine months ended September 30, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the nine months ended September 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(e)	We incur capital expenditures in relation to the maintenance of our towers and fiber equipment, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.

(f)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.